FOR IMMEDIATE RELEASE

eFuture Announces Second Quarter 2009 Unaudited Financial Results
 and First Quarter 2009 Unaudited Restated Financial Results

BEIJING, PRC — November 19, 2009 — eFuture Information Technology Inc. (Nasdaq: EFUT, the “Company” or “eFuture”), a leading provider of software and services in China’s rapidly growing retail and consumer goods industries, today announced its unaudited financial results for the fiscal quarter ended June 30, 2009 (the “Second Quarter”) and restatement of unaudited financial results for the fiscal quarter ended March 31, 2009 (the “First Quarter”).

As noted in previous press releases, the Company reviewed its accounting for certain matters in the First Quarter and has determined that a restatement of unaudited financial information for the First Quarter is appropriate.  The Company previously released unaudited financial information for the First Quarter in a press release dated June 9, 2009 (the “Press Release”). Investors should no longer rely upon the financial information contained in the Press Release.  Investors should rely solely upon the unaudited financial information for the First Quarter contained herein.

Second Quarter  Financial Highlights:

RMB	Unaudited Quarter Ended June 30, 2008		Unaudited Quarter Ended June 30, 2009
	Reported	Adjusted	Reported
Profit and Loss (selected)
Total Revenue	24,160,436	24,160,436	22,205,838
Total Cost of Revenue	10,368,762	10,368,762	12,387,931
Gross profit	13,791,673	13,791,673	9,817,907
Total Expenses	12,560,484	12,698,084	19,568,210
Income (loss) from operations	1,231,189	1,093,589	(9,750,303)
Net Income (loss)	2,814,162	969,364	(11,383,275)
Comprehensive Income/Loss	0	0	0
Net Income per share
- Basic	0.94	0.32	(3.39)
- Diluted	0.94	0.32	(3.39)

•	Total revenues decreased 8.09% year-over-year to RMB22.21 million (US$3.25 million).
-	Revenue from software license sales increased 21.81% year-over-year to RMB10.61 million (US$1.55 million).
-	Revenue from hardware sales was nil, compared to RMB2.92 million in the second quarter of 2008.
-	Service fee income decreased 7.49% year-over-year to RMB11.59 million (US$1.70 million).
•	Gross profit decreased 28.81% year-over-year to RMB9.82 million (US$1.44 million). Gross margin decreased to 44.21% from 57.08% in the second quarter of 2008.
•	Operating loss was RMB9.75 million (US$1.43 million), compared to net income of RMB1.09 million in the second quarter of 2008.
•	Net loss was RMB11.38 million (US$1.67 million), compared to net income of RMB0.97 million in the second quarter of 2008.
•	Diluted net loss per share was RMB3.39 (US$0.50), as compared to net income per share of RMB0.32 for the second quarter of 2008.
•	Operating cash flow was -RMB14.42 million (-US$2.11 million).

FOR IMMEDIATE RELEASE

•	Adjusted net loss (non-GAAP) was RMB6.71 million (US$0.98 million), compared to an adjusted net income of RMB4.52 million in the second quarter of 2008.
•	Non-GAAP adjusted diluted loss per share was RMB1.98 (US$0.29).

Mr. Adam Yan, Chairman and Chief Executive Officer of eFuture, said,

“Our results for the second quarter reflect the challenges we have faced from the market slow-down, especially in our logistics and department store and shopping mall business. However, these challenges were mitigated somewhat by healthy software license revenues driven by a rebound in demand in our Supermarket, Specialty Store and Key Accounts SBUs.  We have continued to execute on our strategic, business and operational imperatives, which are to solidify our core enterprise software business, grow value-added services revenues, expand the scope and depth of our eService offering, including our B2B service and SaaS service for SCM and B2C eShopping platform and invest in building our presence in the second and third tier cities.  We believe our business remains fundamentally sound, and we continue to be well positioned to capitalize on the growth opportunities in the software market for retail and consumer goods industries.”

Second Quarter Unaudited Financial Results

Revenue

Revenue for the Second Quarter decreased 8.09% to RMB22.21 million (US$3.25 million) from RMB24.16 million in the second quarter 2008 mainly due to a slow-down in hardware sales.

Software license revenues increased by 21.08% year-over-year to RMB10.6 million, primarily attributable to the recovery from Supermarket, Specialty Store and Key Account SBUs.

Service fee income decreased by 7.49% year-over-year, and as a percentage of revenue continued to increase and accounted for 55.21% of total revenue in the Second Quarter, as compared to 51.87% in the same period last year.

Revenue Breakdown

	2008Q2 Restated	2009Q2
	RMB ‘000	RMB ‘000	USD ‘000	Y-o-Y Change
Software license sales	8,712	10,611	1,554	21.80%
Hardware sales	2,916	-	-	-
Service fee income	12,533	11,595	1,698	(7.48%)
Total	24,160	22,206	3,251	(8.09%)

FOR IMMEDIATE RELEASE

Cost of Revenues

The cost of revenue for the Second Quarter increased 19.47% to RMB12.39 million (US$1.81 million) from RMB10.37 million in the second quarter 2008.

Cost of Revenues Breakdown

	2008Q2 Restated	2009Q2
	RMB ‘000	RMB ‘000	USD ‘000	Y-o-Y Change
Cost of software license sales	2,040	3,526	516	72.84%
Cost of hardware sales	2,549	-	-	-
Cost of service see	2,983	4,937	723	65.49%
Amortization of acquired technology	1,905	3,019	442	58.49%
Amortization of software costs	892	906	133	1.57%
Total	10,369	12,388	1,814	19.47%

The increase in cost of revenue was partially attributable to a one-time recognized cost from a few unprofitable projects and the amortization of acquired technology from Crownhead and Proadvancer.

Gross Profit

Second Quarter gross profit decreased 28.81% year-over-year to RMB9.82 million (US$1.44 million), from RMB13.79 million in the second quarter of 2008.  Consolidated gross margin for the Second Quarter was 44.21% compared with 57.08% in the second quarter of 2008.

Operating Expenses

Research and development expenses for the Second Quarter decreased 58.81% year-over-year to RMB92,179 (US$13,496) compared with RMB223,792 in the second quarter of 2008.  The year-over-year decrease was a result of cost reallocation to cost of revenue and to intangibles to be capitalised in future.

General and administrative expenses for the Second Quarter increased 22.35% year-over-year to RMB10.03 million (US$1.47 million), or 45.18% of total revenues, compared with RMB8.20 million, or 33.94% of total revenue in the second quarter of 2008 and RMB7.88 million, or 56.97% of total revenue in the First Quarter.  The increase in general and administrative expenses as a percentage of revenues was primarily due to the RMB2.7 million bad debt provision from Wangku, our increased investment in the business expansion of bFuture.

Selling and distribution expenses for the Second Quarter increased 120.91% year-over-year to RMB9.44 million (US$1.38 million), or 42.53% of total revenues, compared with RMB4.27 million, or 17.69% of total revenue in second quarter 2008 and RMB5.58 million, or 40.33% of total revenue in the First Quarter.   The significant increase was due to our continued investment in building our regional sales/marketing teams to enhance our presence in tier 2 and 3 cities.

FOR IMMEDIATE RELEASE

Operating Income/Loss

Operating loss in the Second Quarter was RMB9.75 million (US$1.43 million), compared with an operating income of RMB1.09 million in the second quarter of 2008.

Net Income/Loss and EBITDA

As a result of the foregoing, Second Quarter net loss was RMB11.38 million (US$1.67 million) compared with a net income of RMB0.97 million in the second quarter of 2008.

Basic and diluted losses per share in the Second Quarter were both RMB3.39 (US$0.50), compared to basic and diluted net income per share of RMB0.32 in the second quarter of 2008.  Adjusted net loss (non-GAAP) for the Second Quarter was RMB6.71 million (US$0.98 million), compared to an adjusted net income of RMB4.52 million in the second quarter of 2008.

Second quarter 2009 adjusted non-GAAP diluted loss per share was RMB1.98 (US$0.29).

EBITDA (non-GAAP) for the Second Quarter was –RMB4.79 million (-US$0.70 million), compared with RMB4.73 million in the second quarter of 2008.

Balance Sheet and Cash Flow

In the Second Quarter, net cash loss from operating activities was RMB14.42 million (US$2.11 million), while net cash used in investing activities was RMB7.20 million (US$1.05 million).

As of June 30, 2009, cash and cash equivalents decreased 7.82% from March 31, 2009 to RMB39.20 million (US$5.74 million), mainly due to normal seasonal patterns in which cash flow decreases in the first half while peaking in the second half of the fiscal year.

Total accounts receivable as of June 30, 2009 decreased 41.38% to RMB12.51million (US$1.83 million) from RMB21.33 million as of March 31, 2009. This decrease was mainly attributable to improvement in collection and Wangku’s increase in write off.

Inventories as of June 30, 2009 increased 11.37% quarter-over-quarter to RMB7.65 million (US$1.12 million) due to the increase in work-in process.

FOR IMMEDIATE RELEASE

Restatement of First Quarter 2009 Unaudited Financial Results

RMB	Unaudited Quarter Ended March 31, 2008		Unaudited Quarter Ended March 31, 2009
	Reported	Adjusted	Reported	Restated
Profit and Loss (selected)
Total Revenue	14,014,472	14,014,472	13,977,378	13,824,292
Total Cost of Revenue	9,300,139	9,300,139	8,992,326	9,315,216
Gross profit	4,714,333	4,714,333	4,985,052	4,509,077
Total Expenses	11,797,143	11,797,143	11,726,713	13,544,747
Income (loss) from operations	(7,082,810)	(7,082,810)	(6,741,662)	(9,035,671)
Net Income (loss)	(9,225,286)	(6,340,016)	(4,968,403)	(7,469,813)
Other Comprehensive Income/Loss	0	0	0	0
Net income (loss) per share
- Basic	(3.14)	(2.16)	(1.96)	(2.22)
- Diluted	(3.14)	(2.16)	(1.96)	(2.22)

The effects of the restatement on some of the key items of our unaudited results of the First Quarter are as follows:

•	Total revenue slightly decreased by 1.10% to RMB13.82 million
•	Total cost of revenue has increased by 3.59% to RMB9.32 million
•	Gross profit decreased by 9.55% to RMB4.51 million
•	Total expenses have increased by 15.50% to RMB13.54 million
•	Income loss has increased by 34.03% to RMB9.04 million
•	Recognized gains on derivatives of RMB1.30 million
•	Foreign exchange loss reduced by 93.69% to RMB0.06 million
•	Net Income loss has increased by 13.07% to RMB7.47 million
•	Minority shareholder income was restated from RMB1.97 million to RMB0 million
•	Net loss per common share, basic and diluted was restated from RMB1.96 to RMB2.22
•	Non-GAAP adjusted diluted loss per share was RMB0.82 (US$0.12).
•	Operating cash flow was restated from –RMB15.10 million to -RMB15.30 million

The comparison of the restated unaudited results of the First Quarter against similarly calculated financial information for the results of the first quarter of 2008, is as follows :

•	Total revenues decreased slightly more to 1.36% year-over-year to RMB13.82 million (US$2.02 million).
-	Revenue from software license sales decreased 34.58% year-over-year to RMB4.95 million (US$0.72 million).
-	Revenue from hardware sales decreased 0.99% year-over-year to RMB1.40 million (US$0.20 million).
-	Service fee income was restated from an increase of 51.3% to 48.40% year-over-year to RMB7.48 million (US$1.09 million).
•	Gross profit decreased 4.35% year-over-year to RMB4.51 million (US$0.66 million). Gross margin decreased to 32.62% from 33.64% in the first quarter of 2008.
•	Operating loss was RMB9.04 million (US$1.32 million), compared to an operating loss of RMB7.08 million in the first quarter of 2008.

FOR IMMEDIATE RELEASE

•	Net loss increased to RMB7.47 million (US$1.09 million), compared to a net loss of RMB6.34 million in the first quarter of 2008.
•	Diluted net loss per share was RMB2.22 (US$0.33), as compared to net loss per share of RMB2.16 for the first quarter of 2008.
•	Adjusted net loss (non-GAAP) was RMB2.80 million (US$0.41 million), compared to an adjusted net loss of RMB0.77 million in the first quarter of 2008.

Miss Yu Ping, Chief Financial Officer of eFuture, said, “ I am very pleased to report that the accounting adjustment process has been completed with the restatement of first quarter 2009 financial results.  The intent is to ensure adequate reserve of social security benefits for our employees and to enhance the accurate recognition of our revenue and cost base that will enable us to better reflect our expanding business and operational performance. We believe we are emerging from this process in a more sound position than when we started and are better positioned to ensure accurate and consistent financial reporting moving forward.”

Notes on Restatement of First Quarter Unaudited Financial Results

The Company identified several errors in its consolidated financial statements for the First Quarter.  As a result, certain amounts in the consolidated financial statements were corrected from the amounts previously reported.

The nature of these errors included a net understatement of revenue on certain software maintenance contracts, failure to apply step acquisition accounting, improper timing of recognition for contingent acquisition payments, improper calculation of deferred tax liabilities, understatement of payroll accruals, and improper recording of convertible notes.

The convertible notes, issued on March 13, 2007, contained a beneficial conversion feature and a make-whole provision that were originally recorded at their intrinsic values according to EITF 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments.” The Series A Warrants, Series B Warrants and Placement Agent Warrants issued in connection with these notes were recorded as equity instruments at their grant date fair value.

It was subsequently determined that the make-whole provision, beneficial conversion feature, and Series A and B warrants contained provisions that triggered derivative treatment under SFAS 133 “Accounting for Derivatives.” Adjustments were subsequently made to record the make-whole provision, beneficial conversion feature, and optional early redemption right as a bundled derivative liability. The Series A Warrants, Series B Warrants and Placement Agent Warrants were considered separable instruments and recorded as a separate derivative liability. Changes in the fair values of these derivatives are recorded as gains and losses on derivatives in the consolidated statement of operations.

FOR IMMEDIATE RELEASE

Currency Convenience Translation

For the convenience of readers, certain RMB amounts in the restatement of the First Quarter financial results have been translated into US dollars at the rate of RMB6.8329 to US$1.00, the noon buying rate for US dollars in effect on March 31, 2009 for cable transfers of RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

And certain RMB amounts in the Second Quarter financial results have been translated into US dollars at the rate of RMB6.8302 to US$1.00, the noon buying rate for US dollars in effect on June 30, 2009 for cable transfers of RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Third Quarter 2009 Results and Conference Call

eFuture expects to release unaudited financial results for the third fiscal quarter of 2009 after the close of U.S. markets on Monday, December 7, 2009.

The earnings press release will be available on the investor relations page of its website at http://www.e-future.com.cn/eng/newslist.asp?lm=36&lmname=LM2.

Following the earnings announcement, eFuture’s senior management will host a conference call on Tuesday, December 8, 2009 at 5:00 am (Pacific) / 8:00 am (Eastern) / 9:00 pm (China) to discuss its third quarter 2009 financial results and recent business activity. The conference call may be accessed by calling:

United States toll free	1-866-519-4004
China (Landline)	800-819-0121
China (Mobile)	400-620-8038
United Kingdom toll free	0808-234-6646
Hong Kong toll free	800-930-346
Conference ID	43021457

Please dial-in 10 minutes before the call is scheduled to begin.

A replay of the conference call may be accessed by phone at the following numbers until 11:00 pm (Eastern), December 15, 2009:

United States toll free	1-866-214-5335
China North	10-800-7140386
China South	10-800-1400386
United Kingdom toll free	0800-731-7846
Hong Kong toll free	800-901-596
Conference ID	43021457

Additionally, a live and archived webcast of the conference call will be available on the investor relations section of eFuture’s website at http://www.e-future.com.cn/ENG/newshow.asp?id=513.

FOR IMMEDIATE RELEASE

Use of Non-GAAP Financial Measures

To supplement eFuture’s unaudited consolidated financial results presented in accordance with U.S. GAAP, eFuture uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA excluding amortization of acquired software technology, amortization of intangibles, share-based compensation expenses, depreciation, adjusted net income excluding amortization of acquired software technology, amortization of intangibles, share-based compensation expenses and accretion on convertible notes, adjusted basic and diluted earnings per share excluding amortization of acquired software technology, amortization of intangibles, share-based compensation expenses and accretion on convertible notes.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

eFuture believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding expenses that may not be indicative of its operating performance from a cash perspective or be indicative of its operating performance. eFuture believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to eFuture’s historical performance and liquidity. eFuture computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. The accompanying paragraphs have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

eFuture’s management also believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, eFuture’s management believes that EBITDA is widely used by other companies in the software industry and may be used by investors as a measure of its financial performance. Given the significant investments that eFuture has made in property, equipment, depreciation and amortization expense comprises a meaningful portion of the Company’s cost structure. eFuture’s management believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains eFuture considers to be outside the ordinary course of its business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Further, share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of eFuture’s financial results. The term EBITDA or adjusted EBITDA is not defined under U.S. GAAP, and EBITDA or adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing eFuture’s operating and financial performance, you should not consider this data in isolation or as a substitute for its net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as eFuture does.

FOR IMMEDIATE RELEASE

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

About eFuture Information Technology Inc.

eFuture Information Technology Inc. (NASDAQ: EFUT) is a leading provider of software and services in China’s rapidly growing retail and consumer goods industries.  eFuture provides integrated software and services to manufacturers, distributors, wholesalers, logistics companies and retailers in China’s front-end supply chain (from factory to consumer) market, especially in the retail and fast moving consumer goods industries.  eFuture currently serves over 15 Fortune 500 companies, over 1,000 retailers and over 5,000 suppliers operating in China.  eFuture is one of IBM’s premier business partners in Asia Pacific and is a strategic partner with Oracle, Microsoft, JDA, Motorola and Samsung Network China.  eFuture has more than 600 employees and 20 branch offices across China.  For more information about eFuture, please visit http://www.e-future.com.cn/.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, 2009 financial outlook and quotations from management in this announcement, as well as strategic and operational plans, contain forward-looking statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture’s anticipated growth strategies; eFuture’s future business development, results of operations and financial condition; expected changes in the Company’s revenues and certain cost or expense items; eFuture’s ability to attract customers and leverage its brand; trends and competition in the software industry; the Company’s ability to control expenses and maintain profit margins; the Company’s ability to hire, train and retain qualified managerial and other employees; the Company’s ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

FOR IMMEDIATE RELEASE

Further information regarding these and other risks is included in eFuture’s annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of November 19, 2009, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

Investor Contact: Troe Wen, Company Secretary eFuture Information Technology Inc. +86-10-5293-7699 ir@e-future.com.cn	Investor Relations (US): Mahmoud Siddig Taylor Rafferty +1 212 889 4350 eFuture@Taylor-Rafferty.com
Investor Relations (HK): Ruby Yim Taylor Rafferty +852 3196 3712 eFuture@Taylor-Rafferty.com	Media Contact: Jason Marshall Taylor Rafferty +1 212 889 4350 eFuture@Taylor-Rafferty.com

– FINANCIAL TABLES TO FOLLOW –

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2009 (Reported)	March 31, 2009 (Reported)	March 31, 2008 (Reported)	March 31, 2008 (Reported)

ASSETS
Current assets
Cash and cash equivalents	¥42,460,982	¥42,524,982	¥59,283,677	¥59,283,677
Trade receivables, less allowance for doubtful accounts	23,184,359	21,333,449	13,845,503	13,845,503
Refundable value added tax	1,677,975	1,578,129	2,351,243	2,351,243
Deposits	-	-	209,660	209,660
Advances to employees	3,957,154	4,778,897	2,815,950	2,815,950
Advances to suppliers	1,186,250	1,395,298	657,724	657,724
Notes receivable - related party	-	-	-	-
Other receivables	1,396,544	3,673,343	5,681,883	5,681,883
Prepaid expenses	993,138	455,515	880,875	880,875
Inventory	14,093,665	6,869,625	13,771,667	13,771,667
Total current assets	88,950,066	82,609,237	99,498,181	99,498,181

Non-current assets
Long-term investments	654,192	654,192	4,901,912	4,901,912
Long term deferred expense	-	285,000	-	-
Deferred loan costs	673,888	1,097,696	4,539,826	7,252,043
Deferred assets	6,552,316	-	171,583	171,583
Property and equipment, net of accumulated depreciation		3,509,836	1,969,249	1,969,249
Intangible assets, net of accumulated amortization	57,915,045	48,988,255	42,288,011	42,288,011
Goodwill	69,595,844	91,284,735	46,814,929	46,814,929
Total non-current assets	138,547,142	145,819,714	100,685,509	103,397,726

Total assets	¥227,497,208	¥228,428,951	¥200,183,690	¥202,895,907

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	¥4,667,102	¥2,290,929	¥4,052,516	¥4,052,516
Other payable	3,454,587	12,784,897	2,209,216	2,209,216
Accrued expenses	3,893,034	4,708,929	3,566,471	3,566,471
Accrued interest	-	(27,332)	76,619	69,872
Taxes payable	6,000,035	5,782,023	5,101,258	5,101,258
Deferred Revenues	7,228,517	-	-	-
Deferred Tax	4,698,487	-	4,826,454	4,826,454
Advances from customers	23,014,933	26,400,130	15,564,504	15,564,504
Royalstone acquisition obligation, current portion	6,415,374	6,426,752	15,860,198	15,860,198
Health Field acquisition obligation	552,855	553,908	3,175,318	3,175,318
Proadvancer System acquisition obligation	14,555,799	30,004,186	-	-
BFuture acquisition obligation	-	392,877	-	-
Make-whole obligation, current portion	-	-	707,312	-
Convertible note payable, current portion	322,397	-	2,785,890	-
Deferred tax, current portion	-	1,164,898	-	-
Total current liabilities	74,803,120	90,482,197	57,925,757	54,425,808

Long-term liabilities
Royalstone acquisition obligation, net of current portion	-	-	6,093,683	6,093,683
Make-whole obligation, net of current portion	719,094	-	9,290,082	-
3% - 10% convertible note payable, net of unamortized discount	674,517	31,073	6,770,666	135,076
Derivative liabilities	-	3,828,952	-	(3,776,075)
Deferred tax	-	5,458,232	-	-
Minority shareholder interests	1,972,733	-	(375,070)	(375,070)
Total long-term liabilities	3,366,345	9,318,257	21,779,360	2,077,613

Shareholders’ equity
Ordinary shares, $0.0756 U.S. dollars par value; 6,613,756 shares
authorized;3,362,241 shares outstanding	2,038,631	2,039,196	1,839,898	1,839,898
Additional paid-in capital	224,849,534	173,819,877	169,131,602	197,548,234
Statutory reserves	3,084,020	3,084,020	3,084,020	3,084,020
Accumulated deficit	(80,644,442)	(50,314,596)	(53,576,948)	(56,079,667)
Total shareholders’ equity	149,327,743	128,628,497	120,478,573	146,392,486
Total liabilities and shareholders’ equity	¥227,497,208	¥228,428,951	¥200,183,690	¥202,895,907

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED INCOME STATEMENTS

	March 31, 2009 (Reported)	March 31, 2009 (Reported)	March 31, 2008 (Reported)	March 31, 2008 (Reported)

Revenues
Software sales	¥4,956,292	¥4,949,335	¥7,565,110	¥7,565,110
Hardware sales	1,395,170	1,395,170	1,409,113	1,409,113
Service fee income	7,625,916	7,479,788	5,040,249	5,040,249
Total Revenues	13,977,378	13,824,292	14,014,472	14,014,472

Cost of Revenue
Cost of software	1,298,681	1,092,129	1,845,125	1,845,125
Cost of hardware	1,367,984	1,370,114	1,204,786	1,204,786
Cost of service fee income	2,311,579	2,952,121	1,493,129	1,493,129
Amortization of acquired technology	3,110,375	2,996,500	3,860,243	3,860,243
Amortization of software costs	903,707	904,352	896,856	896,856
Total Cost of Revenue	8,992,326	9,315,216	9,300,139	9,300,139

Gross Profit	4,985,052	4,509,077	4,714,333	4,714,333

Operating Expenses
Research and development	242,261	93,566	167,288	167,288
General and administrative	5,742,794	7,876,101	7,870,673	7,870,673
Selling and distribution expenses	5,741,659	5,575,080	3,759,182	3,759,182
Total Operating Expenses	11,726,713	13,544,747	11,797,143	11,797,143

Profit from operations	(6,741,662)	(9,035,671)	(7,082,810)	(7,082,810)

Interest income	180,273	180,273	112,611	112,611
Interest expense	(110,484)	(145,097)	(314,520)	(307,773)
Interest expense- amortization of discount on notes payable	(199,648)	(6,648)	(488,504)	(29,348)
Interest expense- amortization of deferred loan costs	(55,387)	(86,062)	(242,378)	(403,212)
Income on investments	-	-	(558,389)	(558,389)
Gain on derivative liabilities	-	1,290,861	-	3,776,075
Loss on extinguishment of convertible notes	-	-	-	-
Foreign currency exchange gain/(loss)	(883,409)	(55,769)	(805,787)	(2,001,661)
Outside business receives	6,320	-	-	-
Outside business disburses	-	-	-	-
Loss before taxation	(7,803,997)	(7,858,113)	(9,379,777)	(6,494,507)

Income tax	-	388,299	-	-
Minority interest in loss of consolidated subsidiary	1,197,422	-	154,491	154,491

Net loss	¥(6,606,575)	¥(7,469,813)	¥(9,225,286)	¥(6,340,016)

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2009 (Reported)	June 30, 2008 (Reported)	June 30, 2008 (Reported)

ASSETS
Current assets
Cash and cash equivalents	¥39,198,012	¥58,822,685	¥58,822,685
Trade receivables, less allowance for doubtful accounts	12,506,545	22,261,041	22,261,041
Refundable value added tax	2,242,320	2,564,891	2,564,891
Deposits	-	209,660	209,660
Advances to employees	4,114,868	4,288,058	4,288,058
Advances to suppliers	1,082,244	817,830	817,830
Notes receivable - related party	-	-	-
Other receivables	3,896,064	4,034,326	4,034,326
Prepaid expenses	2,147,132	1,098,565	1,098,565
Inventory	7,650,692	18,729,440	18,729,440
Total current assets	72,837,877	112,826,496	112,826,496

Non-current assets
Long-term investments	654,192	767,119	767,119
Long term deferred expense	817,382	-	-
Deferred loan costs	1,011,697	4,261,251	1,367,605
Deferred assets	-	171,083	171,083
Property and equipment, net of accumulated depreciation	4,028,150	3,847,802	3,847,802
Intangible assets, net of accumulated amortization	48,052,877	43,540,399	43,540,399
Goodwill	91,284,735	46,357,407	46,357,407
Total non-current assets	145,849,033	98,945,061	96,051,415

Total assets	¥218,686,910	¥211,771,556	¥208,877,910

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	¥2,601,091	¥4,433,913	¥4,433,913
Other payable	13,724,591	8,833,770	8,833,770
Accrued expenses	5,520,983	3,348,548	3,348,548
Accrued interest	-27,321	74,874	68,145
Taxes payable	5,965,735	4,817,410	4,817,410
Deferred Revenues	-	3,206,685	3,206,685
Deferred Tax	-	4,716,502	4,716,502
Advances from customers	23,617,532	20,819,237	20,819,237
Royalstone acquisition obligation, current portion	6,424,213	15,360,066	15,360,066
Health Field acquisition obligation	553,689	3,102,981	3,102,981
Proadvancer System acquisition obligation	29,992,330	-	-
BFuture acquisition obligation	392,877	-	-
Make-whole obligation, current portion	-	479,561	-
Convertible note payable, current portion	-	2,890,708	-
Deferred tax, current portion	776,599	-	-
Total current liabilities	89,542,319	72,084,256	68,707,259

Long-term liabilities
Royalstone acquisition obligation, net of current portion	-	6,093,683	6,093,683
Make-whole obligation, net of current portion	-	9,290,082	-
3% - 10% convertible note payable, net of unamortized discount	31,238	6,770,666	27,134
Derivative liabilities	5,502,956	-	(7,552,150)
Deferred tax	5,458,232	-	-
Minority shareholder interests	359,045	(3,496,172)	(3,496,172)
Total long-term liabilities	11,351,471	18,658,259	(4,927,505)

Shareholders’ equity
Ordinary shares, $0.0756 U.S. dollars par value; 6,613,756 shares
authorized;3,362,241 shares outstanding	2,039,196	1,849,061	1,849,061
Additional paid-in capital	174,572,189	170,675,900	199,092,532
Statutory reserves	3,084,020	3,084,020	3,084,020
Accumulated deficit	(61,902,285)	(54,579,940)	(58,927,456)
Total shareholders’ equity	117,793,120	121,029,041	145,098,157
Total liabilities and shareholders’ equity	¥218,686,910	¥211,771,556	¥208,877,910

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED INCOME STATEMENTS

	June 30, 2009 (Reported)	June 30, 2008 (Reported)	June 30, 2008 (Restated)

Revenues
Software sales	¥10,611,112	¥8,711,537	¥8,711,537
Hardware sales	-	2,915,871	2,915,871
Service fee income	11,594,726	12,533,027	12,533,027
Total Revenues	22,205,838	24,160,436	24,160,436

Cost of Revenue
Cost of software	3,526,283	2,039,796	2,039,796
Cost of hardware	-	2,549,247	2,549,247
Cost of service fee income	4,937,353	2,983,426	2,983,426
Amortization of acquired technology	3,018,653	1,904,687	1,904,687
Amortization of software costs	905,642	891,606	891,606
Total Cost of Revenue	12,387,931	10,368,762	10,368,762

Gross Profit	9,817,907	13,791,673	13,791,673

Operating Expenses
Research and development	92,179	223,792	223,792
General and administrative	10,032,444	8,061,899	8,199,499
Selling and distribution expenses	9,443,587	4,274,793	4,274,793
Total Operating Expenses	19,568,210	12,560,484	12,698,084

Profit from operations	(9,750,303)	1,231,189	1,093,589

Interest income	162,491	873,560	873,560
Interest expense	(174,914)	(504,649)	(504,668)
Interest expense- amortization of discount on notes payable	(204)	(857,519)	(598)
Interest expense- amortization of deferred loan costs	(87,176)	(278,575)	(408,432)
Income on investments	-	47,802	47,802
Gain on derivative liabilities	(1,673,706)	-	3,776,075
Loss on extinguishment of convertible notes	-	-	(22,529,228)
Foreign currency exchange gain/(loss)	12,059	711,914	16,893,223
Outside business receives	-	23,400	-
Outside business disburses	-	(161,000)	-
Loss before taxation	(11,511,752)	1,086,122	(758,676)

Income tax	283,108	(140,695)	(140,695)
Minority interest in loss of consolidated subsidiary	(154,631)	1,868,735	1,868,735

Net loss	¥(11,383,275)	¥2,814,162	¥969,364

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY
NON-GAAP MEASURES OF PERFORMANCE

	March 31, 2009	June 30, 2009
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
NON-GAAP OPERATING INCOME (LOSS) AND ADJUSTED EBITDA

Operating income (loss) (GAAP Basis)	(9,035,671)	(9,750,303)	(1,426,964)

Adjustments for non-GAAP measures of performance:
Add back amortization of acquired software technology	2,996,500	3,018,653	441,782
Add back amortization of intangibles	904,352	905,642	132,541
Add back share-based compensation expenses	765,226	752,311	110,101
Adjusted non-GAAP operating income	(4,369,593)	(5,073,697)	(742,540)
Add back depreciation	145,241	286,790	41,972

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	(4,224,353)	(4,786,907)	(700,567)

NON-GAAP OPERATING INCOME (LOSS) AND ADJUSTED EBITDA, as a percentage of revenue

Operating income (loss) (GAAP BASIS)	-65%	-44%	-44%

Adjustments for non-GAAP measures of performance:
Amortization of acquired software technology	22%	14%	14%
Amortization of intangibles	7%	4%	4%
Share-based compensation expenses	6%	3%	3%
Adjusted non-GAAP operating income	-32%	-23%	-23%
Depreciation	1.1%	1.3%	1.3%

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	-31%	-22%	-22%

NON-GAAP EARNINGS PER SHARE
Net Income(Loss)	(7,469,813)	(11,383,275)	(1,665,951)
Amortization of acquired software technology	2,996,500	3,018,653	441,782
Amortization of intangibles	904,352	905,642	132,541
Accretion on convertible notes	6,648	204	30
Share-based compensation expenses	765,226	752,311	110,101
Adjusted Net income	(2,797,088)	(6,706,465)	(981,497)

Adjusted non-GAAP diluted earnings per share	(0.82)	(1.98)	(0.29)
Shares used to compute non-GAAP diluted earnings per share	3,394,099	3,384,625	3,384,625

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,	June 30,	June 30,
	2008	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income (loss)	(4,478,112)	(18,853,088)	(2,760,254)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	891,183	432,031	63,253
Amortization of intangible assets	16,940,774	7,802,991	1,142,425
Impairment of intangible assets	2,143,290	-	-
Amortization of discount on notes payable	33,212	6,852	1,003
Amortization of deferred loan costs	978,204	173,237	25,363
Gain on derivatives	(33,122,465)	382,845	56,052
Loss on extinguishment of convertible notes	22,529,233	-	-
Investment (income)/loss	3,552,902	-	-
Loss on disposition of property and equipment	385,995	-	-
Provision for doubtful debt	2,340,706	(601,051)	(87,999)
Provision for loss in inventory and work in process	1,449,542	-	-
Compensation expense for options issued to employees	3,109,903	1,517,537	222,181
Deferred taxes	481,774	(776,598)	(113,701)
Foreign exchange loss	(2,222,996)	-	-
Minority interest	204,414	154,631.08	22,639
Change in assets and liabilities:
Accounts receivable	(2,526,441)	7,562,535	1,107,220
Refundable value added tax	935,333	513,382	75,163
Deposits	156,695	-	-
Advances to employees	370,994	(1,138,969)	(166,755)
Advances to suppliers	991,888	(883,492)	(129,351)
Other receivables	136,565	(4,798,228)	(702,502)
Prepaid expenses	305,014	(1,497,998)	(219,320)
Inventories	1,421,159	(4,725,723)	(691,886)
Trade payables	1,230,861	(3,086,149)	(451,839)
Other payables	7,269,063	6,781,730	992,904
Accrued expenses	2,360,449	(1,351,672)	(197,896)
Accrued interest	(278,420)	(27,321)	(4,000)
Taxes payable	(1,084,826)	(2,781,130)	(407,181)
Advances from customers	4,542,952	778,002	113,906
Net cash provided by operating activities	31,048,845	(14,415,643)	(2,110,574)

Cash flows from investing activities:
Purchases of property and equipment	(1,618,331)	(861,635)	(126,151)
Payments for intangible assets	(2,930,247)	(6,338,725)	(928,044)
Long-term investments	-	-	-
Acquisition of business	(28,278,247)	-	-
Loan to Guarantor	-	-	-
Amounts due from a related party	-	-	-
Net cash used in investing activities	(32,826,825)	(7,200,360)	(1,054,195)

Cash flows from financing activities:
Issuance of ordinary shares for cash, net of
offering costs paid	-	-	-
Proceeds from exercise of warrants	3,657,908	-	-
Issuance of convertible notes	-	-	-
Payment of make-whole obligation	(8,054,079)	-	-
Repayment of short-term loans	-	-	-
Net cash provided by (used in) financing activities	(4,396,171)	-	-
Effect of exchange rate changes on cash	(265,463)	26,281	3,848
Net increase (decrease) in cash	(6,439,614)	(21,589,722)	(3,160,921)
Cash and cash equivalents at beginning of period	67,227,348	60,787,734	8,899,847
Cash and cash equivalents at end of period	60,787,734	39,198,012	5,738,926
Supplemental cash flow information
Interest paid	1,525,200	210,130.87	30,765.00